Exhibit 1.02

Conflict Minerals Report

Applied Micro Circuits Corporation (“AppliedMicro,” the “Company,” “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to our Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”), with respect to the calendar year ended December 31, 2013.

About AppliedMicro’s Business

AppliedMicro is a global leader in silicon solutions for next-generation cloud infrastructure and data centers, as well as connectivity products for edge, metro and long haul communications equipment. We are a “fabless” semiconductor company, meaning that we do not own our own manufacturing facilities and rely on third-party contractors to manufacture, assemble, test and package our products. In this report, these third parties are referred to as our “suppliers.”

Our products include the X-Gene™ ARM® 64-bit Server on a Chip™ solution, designed for cloud data center and enterprise applications. Our connectivity products include framer/mapper devices for Optical Transport Network equipment and physical layer (“PHY”) devices that transmit and receive signals in a very high-speed serial format. Our embedded computing products are deployed in applications such as control- and data-plane functionality, wireless access points, residential gateways, wireless base stations, storage controllers, network attached storage, network switches and routing products, and multi-function printers. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2014, available on the SEC’s website at www.sec.gov.

The Conflict Minerals Rule

The Conflict Minerals Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to so-

called “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule was adopted in response to violence and human rights abuses taking place in the Democratic Republic of the Congo (the “DRC”) and its adjoining countries, where so-called “Conflict Minerals” may be mined or processed, and may be funding armed groups in those countries. For purposes of the Conflict Minerals Rule, and as used in this report, (i) “Conflict Minerals” are currently defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals, and (ii) an “armed group” is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the United States Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

The Conflict Minerals Rule imposes certain reporting obligations on SEC reporting companies such as us, where the products that they manufacture or contract to manufacture may contain “Conflict Minerals” that are necessary to the products’ functionality or production. These requirements apply to SEC reporting companies even if the Conflict Minerals used in their products do not fund armed conflict.

The first reporting period under the Conflict Minerals Rule is the calendar year ending December 31, 2013. This Conflict Minerals Report is intended to provide the SEC-required disclosures in respect of that period. We plan to make annual filings of this type for so long as required by SEC rules and regulations.

Due Diligence Program

In response to the Conflict Minerals Rule, we designed due diligence measures relating to Conflict Minerals that we believe conform, in all material respects, with the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”). The OECD Guidance sets forth a due diligence framework with the goal of helping companies to avoid contributing to armed conflict and other human rights abuses through their mineral sourcing practices. For more information about the OECD Guidance, please see the copy that OECD makes publicly available on their website, www.oecd.org. This reference is made for general information only, and the contents of that website is not incorporated by reference into this report.

In furtherance of our Conflict Minerals due diligence, we implemented the following measures in respect of the calendar year ended December 31, 2013.

Staffing and Management System; Risk Assessment

We created a multidisciplinary team of personnel including members of our supply chain/operations staff, legal counsel and finance/SEC reporting personnel, to further our efforts to comply with SEC reporting requirements and Conflict Minerals due diligence efforts. Our supply chain/operations staff identified the suppliers for which due diligence appeared appropriate, with a focus on the likelihood that Conflict Minerals are contained in products that we contract to have them manufacture for us. Our staff also considered the fact that all of the relevant suppliers are believed to be among the most commonly used suppliers of similar manufacturing, assembly, testing and packaging services to the worldwide semiconductor industry. They also consulted with the other members of this multidisciplinary team concerning our due diligence efforts.

We decided to utilize the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “EICC/GeSI Template”) to make inquiries of the suppliers deemed most likely to be relevant. We believe that the EICC/GeSI Template is in widespread use for these purposes, in our industry.

Approach to Identified Risks

We requested that the identified suppliers submit to us a completed EICC/GeSI Template. We received responses from all of those suppliers.

We reviewed the responses received from suppliers and followed up by email or telephone where we had a question about the supplier’s response. In some cases, we requested clarification by means of a revised EICC/GeSI Template, which we received in 2014.

We also reviewed the relevant suppliers’ publicly available Conflict Minerals policies or related corporate social responsibility information, where available, to further assist in our risk assessments.

Third-Party Audits

The OECD Guidance contemplates independent third-party audits of supply chain due diligence at identified points in the supply chain. In some cases, suppliers’ EICC GeSI Templates indicated that a potentially relevant smelter or refiner of Conflict Minerals is on the list maintained by the EICC/GeSI Conflict-Free Sourcing Initiative, which is designed to identify smelters and refiners that have undergone third-party review with respect to the sourcing of Conflict Minerals. In those cases, we confirmed that the identified facility is on such list. However, we do not have a direct relationship with smelters and refiners of minerals or metals used in our products, and we did not conduct third-party audits of those smelters and refiners or of the mines or other entities supplying them. We also did not engage a third-party auditor to audit our suppliers, our due diligence procedures, or the results of our due diligence. One supplier made available to us the results of certain supply chain-related audits that it engaged a third party to conduct in 2013, and we reviewed those results as part of our due diligence.

Reporting on Supply Chain Due Diligence

The OECD Guidance also contemplates reporting on supply chain due diligence. We have filed a Form SD and this Conflict Minerals Report for 2013 with the SEC, and made this Conflict Minerals Report publicly available on our website.

Due Diligence Findings

As noted above, as a fabless semiconductor company, we do not have direct relationships with the smelters and refiners of minerals or metals used in our products, and our due diligence processes are subject to inherent limitations based on the necessity of seeking information from our direct suppliers, and those suppliers seeking information within their own supply chains.

Nothing came to our attention, as a result of the due diligence conducted with respect to calendar year 2013 as described above, that indicated that Conflict Minerals necessary to the functionality or production of our products had directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country in calendar year 2013. However, we were not able to determine, after exercising the due diligence described above, the sources of all Conflict Minerals necessary to our products’ functionality or production, or whether or not any such Conflict Minerals may have, in fact, directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

We endeavored to determine the location of origin of the Conflict Minerals contained in our products by requesting that the selected suppliers provide us with completed EICC/GeSI Templates. However, our suppliers’ responses did not identify all smelters and refiners of potentially relevant Conflict Minerals, and in a limited number of cases, the suppliers were uncertain as to the country of origin of those Conflict Minerals. In addition, the suppliers’ responses addressed their operations and supply chain across all customers in our industry rather than representing a product-by-product analysis specific to our particular products. For these reasons, we were unable to identify all of the facilities that were used to process the Conflict Minerals that may have been necessary to the functionality or production of our products in 2013, or to determine the relevant countries of origin of such Conflict Minerals.

Risk Mitigation Efforts after December 31, 2013

Since the end of calendar year 2013, we have taken the following additional steps to mitigate the risk that Conflict Minerals necessary for our products may benefit armed groups in the DRC and adjoining countries:

Conflict Minerals Policy

We adopted a corporate policy with respect to the supply chain of Conflict Minerals in our products (the “Conflict Minerals Policy”). We communicated this policy internally to relevant personnel. The policy also was communicated to the principal suppliers whose operations we believed to be potentially relevant to the issue of Conflict Minerals’ inclusion in our products. The Conflict Minerals Policy also was posted on our website. Among other things, this policy communicates AppliedMicro’s strong encouragement of suppliers’ sourcing of Conflict Minerals from smelters that have undergone independent review and are included in the above-mentioned list of smelters and refiners maintained by EICC-GeSI, as well as our expectations that suppliers will undertake reasonable due diligence within their own supply chain to ensure that they are not sourcing Conflict Minerals from sources that may directly or indirectly fund armed conflict. It also confirms that we reserve the right to reconsider our relationship with any supplier based on their cooperation and the information that they provide in response to our due diligence requests. The policy also reminds suppliers of the appropriate point of contact within our operations staff, regarding these matters.

Internal Policies

We augmented certain internal policies, including our Code of Business Conduct and Ethics which applies to all employees (and which we make publicly available on our website), as well as internal documentation designed to remind relevant employees of our supply chain policies and practices, in each case to emphasize AppliedMicro’s commitment to responsible sourcing practices in the area of Conflict Minerals.

Our supply chain/operations group also adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of resulting findings, for at least five years.

Other Supplier Engagement

Our operations staff has had a practice of meeting with certain of our largest suppliers on an annual basis concerning product quality, environmental and other issues. In Spring 2014, when conducting these meetings with certain of our largest suppliers, our operations staff inquired about Conflict Minerals matters, including the suppliers’ policies, and whether, since their prior due diligence response to us, there had been any relevant developments in their supply chain concerning Conflict Minerals from the DRC and adjoining countries.

Additional Plans for 2014

We intend to take the following additional steps to mitigate the risk that our necessary Conflict Minerals will finance or benefit armed groups in the DRC or adjoining countries during calendar year 2014:

1. Encourage suppliers that provided information for 2013 to provide relevant information for 2014, through ongoing outreach with these suppliers.

2. Assess the potential relevance of Conflict Minerals issues to new suppliers, and where applicable, conduct due diligence regarding the supply chain for our products with those suppliers. We anticipate that we will continue to rely primarily on the EICC-GeSI Template for our supplier inquiries, although we may consider alternative or supplemental questionnaires as practices evolve in this area.

3. Communicate to new potentially relevant suppliers our sourcing expectations, including through the dissemination of our Conflict Minerals Policy to them either directly or by reference to our website. In addition, if we have reason to believe that new potentially relevant suppliers do not appear to understand the requirements of the Conflict Minerals Rule or its underlying public policy goals, we plan to work with them to provide them with further information concerning the rule and the principles underlying its adoption.